



'S FIRST QUARTER 2005: RESULTS SHOWING IMPROVED ORGANIC REVENUE GROWTH

POSITIVE START OF THE SECOND YEAR IN THREE-YEAR PLAN

Amsterdam (May 11, 2005) – Wolters Kluwer, a leading multinational publisher and information services company, announced today good results for the first quarter of 2005 as progress continues on its three-year plan to transform the company.

Highlights for the first quarter of 2005 include:

- Revenue of €746 million showed improved organic growth of 2% compared with 1% in 2004
- Stronger growth supported by increased investment in product development
- Ordinary EBITA of €102 million and ordinary EBITA margin of 14% are largely in line with prior year results despite continued investments in new products and restructuring initiatives
- Structural cost savings of above €20 million achieved; non-exceptional restructuring costs of approximately €10 million
- Free cash flow of €11 million was affected by movements in working capital and the timing of interest payments on debt instruments
- New corporate identity launched emphasizing the Company's transformation to an operating company and its power brands
- Full-year 2005 outlook reiterated

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance over the first quarter of 2005:

"Our first quarter 2005 achievements show that the progress we made in 2004 in transforming Wolters Kluwer has established the foundation for growth throughout 2005 and beyond. Our focus on customers and growth initiatives is yielding sustainable results. In addition, our restructuring initiatives continue to deliver cost savings and efficiencies across all divisions. We are pleased with our start to 2005."

Key business highlights, reflecting progress made in the first quarter of 2005:

Health: Improved profitability, a continuation of organic growth, and further investment in new product and business development activities marked a good first quarter for the division.

Corporate & Financial Services: Good organic growth due to performance of core software products and services, and double-digit growth from recent strategic acquisitions.

Tax, Accounting & Legal: Growth results were driven by new sales of tax and accounting software, good market acceptance of integrated publishing products in tax and legal, and a solid performance in the 2005 tax season.

Legal, Tax & Regulatory Europe: Online growth and improvements in sales and marketing continued to support satisfactory growth in France, Central Europe, Italy, and Spain; restructuring efforts in the United Kingdom, the Netherlands, and Belgium are progressing on schedule.

Education: First-quarter revenues represent less than 12% of the total year; positive start in Sweden, the United Kingdom, and the Netherlands.

Wolters Kluwer

Reiteration of outlook for 2005 (in constant currencies[1]):

- Organic top-line growth of 1-2%, after approx. €20 million product-line pruning
- Operating margins of 15-16%, before restructuring charges of approximately €10 million
- Cash conversion ratio of 95-105%
- Free cash flow of approximately €250 million
- Return on invested capital of 6-7%
- Ordinary earnings per share (EPS) of €0.92 - €1.01, including the anticipated impact of IFRS on financing costs of €15 million
- Cost savings upgraded to €80 - €90 million for 2005; long-term target €100 - €110 million

Profit and loss account figures[2]

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	746	765	(2)	0
Operating income	83	87	(4)	
Operating income margin (%)	11	11		
Net income	40	45	(10)	
Basic EPS (€)	0.13	0.15	(12)	
Diluted EPS (€)	0.13	0.15	(12)	

Other benchmark figures[3]

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Ordinary EBITA	102	104	(2)	2
Ordinary EBITA margin (%)	14	14		
EBITA	99	102	(2)	1
EBITA margin (%)	13	13		
Ordinary net income	52	55	(5)	1
Ordinary Diluted EPS (€)	0.17	0.19	(7)	(1)

[1] EUR/USD = 1.24

[2] As from 2005, Wolters Kluwer reports its interim financial results based on IFRS. The comparative 2004 financial information has been restated in accordance with IFRS, except for the implications of the standards on financial instruments (IAS 32 / 39), that have only been adopted as of 1 January 2005.

[3] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the profit and loss account and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP. Profit and loss account figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening."

Wolters Kluwer

Non profit and loss account benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

	First quarter		
	2005	2004	Change %
Cash conversion ratio (CAR)	0.53	1.55	
Free cash flow	11	125	(91)
Free cash flow per share (fully diluted, in euros)	0.04	0.42	(91)
Net (interest bearing) debt [4]	1,567	1,821	(14)
Ultimo number of FTEs	17,464	18,262	(4)

Financial Performance

Revenues

Revenues for the first quarter 2005 were €746 million, compared to €765 million in the same period in 2004, mainly as a result of the decline of the U.S. dollar compared to the euro and the divestment of non-core activities. Revenues increased organically by 2%, in line with the guidance of 1-2%.

Ordinary EBITA, ordinary net income, ordinary EPS

Ordinary EBITA for the first quarter was €102 million, compared to €104 million in 2004, again mainly as a result of the decline of the U.S. dollar compared to the euro. In constant currencies, ordinary EBITA increased by 2%. The margin was stable at 14%.

Cost savings are on track, but are offset by increased investments in product development and non-exceptional restructuring costs.

Financing costs increased to €32 million in 2005 as a result of the adoption of the IFRS guidelines on financial instruments, as indicated in the 2005 guidance. The 2004 financing costs have not been restated for these guidelines.

Ordinary net income was €52 million, up 1% in constant currencies. Ordinary diluted earnings per share (EPS) was €0.17.

Operating income, net income, EPS

Operating income for the first quarter of 2005 was €83 million, compared to €87 million in the same period in 2004. An exceptional restructuring expense of €3 million was incurred relating to the restructuring program announced in 2003.

Net income was €40 million, compared to €45 million in 2004, due to the decrease of operating income and the increased financing costs. Diluted EPS was €0.13.

[4] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents and value of related swaps and forward exchange contracts.

Wolters Kluwer

Working capital, net debt, free cash flow

Working capital increased to €(184) million, compared to €(205) million at 31 December 2004. The adoption of the IFRS guidelines on financial instruments caused an increase in the cash balance and in the bank overdrafts of €152 million.

The autonomous movement of working capital is €(54) million, compared to €42 million in 2004. The movement in 2004 was positively impacted by the receipt of the subscription renewals at Ten Hagen en Stam, increased receivables in the Netherlands and the one-off cost savings implemented in 2003, that caused lower cash payments in the first quarter of 2004 (such as trade creditors and accruals for profit sharing, bonuses and royalties). The movement in 2005 is impacted by timing differences of subscription renewals, a greater portion of which were received in the fourth quarter of 2004, and increased payments of trade creditors, profit sharing, bonuses and royalties in the first quarter of 2005.

Free cash flow decreased to €11 million, compared to €125 million in the first quarter 2004, related to the autonomous movement of working capital and the timing of interest payments on debt instruments.

Division overview

(All amounts are in millions of euros unless otherwise indicated)

	First quarter	
	2005	2004
Revenues		
▪ Health	132	137
▪ Corporate & Financial Services (CFS)	113	108
▪ Tax, Accounting & Legal (TAL)	163	165
▪ Legal, Tax & Regulatory Europe (LTRE)	300	315
▪ Education	38	40
Total revenues	746	765
Operating income		
▪ Health	11	9
▪ Corporate & Financial Services (CFS)	23	23
▪ Tax, Accounting & Legal (TAL)	39	42
▪ Legal, Tax & Regulatory Europe (LTRE)	31	32
▪ Education	(11)	(10)
▪ Corporate	(10)	(9)
Total operating income	83	87
Ordinary EBITA		
▪ Health	13	13
▪ Corporate & Financial Services (CFS)	25	24
▪ Tax, Accounting & Legal (TAL)	47	51
▪ Legal, Tax & Regulatory Europe (LTRE)	37	37
▪ Education	(10)	(10)
▪ Corporate	(10)	(11)
Total Ordinary EBITA	102	104

Wolters Kluwer

Health

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	132	137	(4)	1
Operating income	11	9	20	
Ordinary EBITA	13	13	6	11
Ordinary EBITA margin (%)	10	9		
Capital expenditure on fixed assets (CAPEX)	3	1		
Ultimo FTEs	2,206	2,165	2	

Health had a good first quarter, with total revenues of €132 million, up 1% (at constant currencies) and organic growth of over 1% compared with the strong performance in 2004. All four operating units contributed positively to this result. Ordinary EBITA margins improved, driven by online revenue growth (+16%) and efficiencies from enhanced editorial and production workflows.

Medical Research's growth was driven by new sales and renewals at Ovid, and continued strength in journal advertising. Working with the American Academy of Neurology, the unit launched a new journal with a circulation of 300,000, targeted at the direct to consumer market. Synapse, the automated journals workflow tool, was launched with an initial 145 journals that now benefit from electronic management of the content flow between authors, societies, editors, publishers, and print vendors.

Professional & Education results benefited from strong demand within the nursing and health professions segments. Investments in new and enhanced products continue to produce growth. For example, *LPN2005*, a new journal for the licensed practical nurse market launched in January 2005, surpassed circulation and advertising revenue targets, while *Nursing Made Incredibly Easy*, exceeded 100,000 paid subscribers just one year after launch.

Pharma Solutions continued to grow in the pharmaceutical market by winning agency of record status with a major global biotech company, expanding its opportunities beyond the group's traditional publications planning business. In addition, demand for marketing support content and services, customized business intelligence, and pharmaceutical database products remained positive during the first quarter and continues to grow.

Growth at the Clinical Tools unit was driven by new sales of Medi-Span and eFacts, an electronic drug information tool. With the release of its new Integrated MedFacts Module database, the unit is now the only provider of FDA-approved medication guidance for patients. eFacts & Comparisons, the electronic reference library, continues to grow rapidly with over 22,000 new users in the past year.

Wolters Kluwer

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	113	108	4	10
Operating income	23	23	(2)	
Ordinary EBITA	25	24	2	8
Ordinary EBITA margin (%)	22	22		
Capital expenditure on fixed assets (CAPEX)	5	4		
Ultimo FTEs	2,838	2,630	8	

Corporate & Financial Services started the year strong achieving total revenue of €113 million, an increase of 10% (at constant currencies), 4% of which was organic. Both units, Corporate Legal Services and Financial Services, performed well, driven by good demand for core services and software, as well as the contribution from acquisitions. Businesses recently acquired, such as Summation, PCi, and TyMetrix, contributed to top line results by achieving double digit revenue growth. EBITA contribution remained strong despite continued investments in new products, shared services, sales, and marketing. Data center consolidation, a major part of the North American Shared Services initiative, is progressing on schedule.

Corporate Legal Services showed good results in the first quarter driven by continued high demand for UCC, representation and trademark research services, as well as e-billing software sold to the corporate legal market. New products such as TyMetrix 360°, hCue 3.0, and Annual Report Filing tools were well received by customers and contributed to the growth momentum within the unit.

The Financial Services unit also delivered a positive performance in the first quarter, driven by demand in VMP's electronic mortgage forms, CCH's securities products, and BSI's core banking products. Investments in Expere Integrated Enterprise, a product targeted at the national banking market, continued in the first quarter. Finally, Brian Longe was named President and COO of the Financial Services Unit in early 2005.

Wolters Kluwer

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	163	165	(1)	3
Operating income	39	42	(8)	
Ordinary EBITA	47	51	(7)	(3)
Ordinary EBITA margin (%)	29	31		
Capital expenditure on fixed assets (CAPEX)	1	2		
Ultimo FTEs	3,780	3,930	(4)	

The Division showed a good start to the year with 4% organic growth, driven by solid performance in Tax and Accounting and positive organic growth in the Legal unit, marking the successful conclusion of the restructuring in this unit. EBITA margins reflect the continued investments in building new software and integrated publishing products, and in supporting additional sales resources.

The Tax and Accounting unit delivered 5% organic revenue growth. Software sales continued to be robust, supported by a strong tax season performance. This unit also benefited from good new sales of the Accounting Research Manager product as well as the entire suite of sales and use tax products. The integration of ProSystem fx Engagement software and Accounting Research Manager's research content offers a one-stop workflow tool for auditing professionals that continues to be well received by customers. The unit also continued its strategy of leveraging its product line globally, by launching ProSystem fx Site Builder as part of the new Canadian tax and accounting software suite.

Organic revenues at the Legal unit were positive, driven by good performance in the Business Compliance, Legal Professional and Education, and Kluwer Law International segments, as well as the timing effect of product shipments. This unit also signed key licensing agreements for its primary content collections. The Legal unit created a national account sales force to target large legal customers in conjunction with the smooth integration of tax and legal products sold into this customer segment. The investments made in an integrated publishing strategy resulted in positive market acceptance for the recently launched integrated specialty libraries for legal professionals.

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	300	315	(5)	(5)
Operating income	31	32	(2)	
Ordinary EBITA	37	37	0	(1)
Ordinary EBITA margin (%)	12	12		
Capital expenditure on fixed assets (CAPEX)	5	4		
Ultimo FTEs	7,240	8,069	(10)	

The Division concluded the quarter with flat organic growth, an improvement compared to the first quarter of 2004 (-2%). Total revenues of €300 million decreased compared to first quarter 2004 by -5% (at constant currencies) due to divestment activities - ten Hagen & Stam in the Netherlands and Bohmann in Austria.

The positive growth experienced in 2004 in Italy, Spain, Central Europe, and France continued in the first quarter of 2005. Ordinary EBITA margins remained in line with the prior year, reflecting the positive effect of restructuring offset by continued investments in product development, online expansion, and SAP implementation. In April, Belgium and France successfully concluded their installations of SAP. Restructuring in the Netherlands, the United Kingdom and Belgium is progressing and will continue throughout 2005. Market conditions within these countries and Germany remain weak.

Organic growth in southern and central Europe has been driven by double-digit online growth and market acceptance of new products such Jogtár in Hungary and *Guida alle Paghe* in Italy. In France, sales of Lamyline Reflex increased significantly over the prior period as customers continue to adopt this legal resolution tool.

Wolters Kluwer

Education

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Revenues	38	40	(4)	(4)
Operating income	(11)	(10)	7	
Ordinary EBITA	(10)	(10)	3	3
Ordinary EBITA margin (%)	(26)	(25)		
Capital expenditure on fixed assets (CAPEX)	1	1		
Ultimo FTEs	1,310	1,379	(5)	

Education's first quarter revenues of €38 million were in line with the prior year and represent less than 12% of the year's total expected revenue. EBITA margin reflects the positive impact of prior year restructuring.

All countries showed a good start to the year, with the exception of Germany, where spending on vocational training remains weak. Sweden demonstrated strong performance due good market acceptance of new products in Secondary Education and at Liber Hermods. The continued success of Atlas products in the Netherlands also contributed to revenues.

Investments in growth initiatives continued in the first quarter, focused on testing and assessment products, corporate e-learning, and extending content skills to build products for non-traditional markets such as the home market. The first testing and assessment products were launched in the United Kingdom's Nelson Thornes unit.

Wolters Kluwer

Corporate

(All amounts are in millions of euros unless otherwise indicated)

	First quarter			
	2005	2004	Change %	Change constant currency %
Operating income	(10)	(9)	2	
Ordinary EBITA	(10)	(11)	(7)	(7)
Capital expenditure on fixed assets (CAPEX)	1	-		
Ultimo FTEs	90	89	1	

Corporate costs were in line with the prior year.

Miscellaneous developments:

- At the end of January, Wolters Kluwer announced an agreement with Perot Systems (United States) for data center management, back-office support, and other information technology services for all its U.S.-based operations. In selecting Perot Systems, the Company has found a provider that will support its strategies for increased value, growth, and organizational efficiency.
- On March 21, the Company launched a new corporate branding initiative for all its operations. The new branding is consistent with the Company's vision to always be *The Professional's First Choice* in each of its markets.
- At the Annual Meeting of Shareholders, held in Amsterdam on April 14, approval was given to the financial statements for 2004, the proposed dividend of €0.55 per ordinary share in cash, and the Supervisory Board (re) election of Ms. Frost and the appointment of Mr. Wakkie to the board.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

2005 Calendar

Meeting Trust Office	February 1, 2005
2004 Full-Year Results	March 2, 2005
Publication of 2004 Annual Report	March 21, 2005
Annual General Meeting of Shareholders	April 14, 2005
2005 First-Quarter Results	May 11, 2005
2005 Half-Year Results	August 3, 2005
2005 Third-Quarter Results	November 9, 2005



About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Wolters Kluwer

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report are unaudited.

Profit and loss account

(All amounts are in millions of euros unless otherwise indicated)

	First quarter	
	2005	2004
Revenues	746	765
Cost of sales	270	303
Gross result	476	462
Sales costs	139	128
Total general and administrative cost		
▪ G&A operating expenses	235	230
▪ Amortization of publishing rights and impairments	16	15
▪ Exceptional restructuring expense	3	2
Total operating expenses	393	375
Operating income	83	87
Exceptional other income / results from divestments	0	1
Income from investments	2	0
Financing results	(32)	(27)
Income before taxation	53	61
Taxation on income	(13)	(16)
Net results from associates	0	0
Net income (loss)	40	45
Attributable to		
▪ Equity holders of the parent	40	45
▪ Minority interest	0	0
Total	40	45
Basic EPS (€)	0.13	0.15
Diluted EPS (€)	0.13	0.15

Wolters Kluwer

Consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

		March 31, 2005		December 31, 2004
Intangible fixed assets	2,920		2,812	
Property, plant and equipment	208		208	
Investments in associates	11		13	
Other financial fixed assets	213		220	
Deferred tax assets	22		34	
Non-current assets		3,374		3,287
Inventories	146		134	
Accounts receivable	797		894	
Current tax receivable	19		14	
Cash and cash equivalents	838		687	
Current assets	1,800		1,729	
Deferred income	859		805	
Trade creditors	256		318	
Bank overdrafts	152		-	
Current tax payable	23		12	
Short-term provisions	48		51	
Other short term liabilities	646		748	
Current liabilities	1,984		1,934	
Working capital		(184)		(205)
Capital employed		**3,190**		**3,082**
Long-term liabilities		2,088		2,093
Deferred tax		35		46
Long-term provisions		195		191
Share capital	36		36	
Other reserves	791		399	
Net income	40		311	
Shareholders' equity		867		746
Minority interests		5		6
Group equity		872		752
Total financing		**3,190**		**3,082**

Wolters Kluwer

Cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

	First quarter 2005		First quarter 2004	
Operating income	83		87	
Amortization and depreciation	38		40	
Exceptional restructuring expense	3		2	
Autonomous movements in working capital	(54)		42	
Cash flow from operations		70		171
Financing costs	(26)		(7)	
Paid corporate income tax	(14)		(20)	
Appropriation of reorganization provisions	(11)		(13)	
Other	8		4	
		(43)		(36)
Cash flow from operating activities		27		135
Capital expenditure on fixed assets	(16)		(10)	
Acquisition spending	(39)		(11)	
Divestments of activities	1		1	
Dividends received	1		0	
Cash from derivatives	24		0	
Cash flow from investing activities		(29)		(20)
Cash flow surplus/(deficit)		(2)		115
Movements in (long-term) loans	(2)		6	
Movements in bank overdrafts	152		0	
Cash flow from financing activities		150		6
Net cash flow		148		121
Cash and cash equivalents at January 1	687		404	
Exchange differences on cash and cash equivalents	3		1	
		690		405
Cash and cash equivalents at March 31		**838**		**526**

Wolters Kluwer

Statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	Shareholders' equity	Minority interest	Total equity 2005	Total equity 2004
Prior year balance at 31 December	746	6	752	864
Change in accounting policy[5]	18		18	(209)
Restated opening balance	**764**	**6**	**770**	**655**
Exchange rate differences	60		60	24
Net income	40		40	45
Share based payments	3		3	1
Change in minority interest		(1)	(1)	(1)
Position at March 31	**867**	**5**	**872**	**724**

[5] The change in accounting policy per 1 January 2005 relates to the adoption of the IFRS standards on financial instruments (IAS 32 and IAS 39). It amounts to €18 million, net of deferred taxation.

Wolters Kluwer

Selected Explanatory Notes

Accounting policies

As of 1 January 2005, Wolters Kluwer has adopted IFRS. The financial information has been prepared on the basis of IFRS expected to be effective per 31 December 2005. However, IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change. We will update our restated financial information for any such changes when they are made. As a consequence, these figures should be treated with the appropriate caution as they might need to be revised in the light of such changes. IFRS 1 on the Adoption of International Financial Reporting Standards has been applied to this report. The appendix to the 2004 annual report contains a detailed description of the impact of the adoption of IFRS. Except for the accounting changes mentioned below, the main accounting policies did not change when compared to the annual report 2004.

The impact of the adoption of IFRS on shareholders' equity and net income is summarized underneath. Please note that the shareholders' equity per 31 December 2004 consists of two components, the reconciliation of shareholder's equity per 31 December 2004 and the impact of the adoption of the IFRS standards on financial instruments per 1 January 2005. The appendix to the 2004 annual report contains the reconciliation of equity per 1 January 2004 and the cash flow for 2004.

In millions of euro	Net income First quarter 2004	Net income Full Year 2004	Equity 31 March 2004	Equity 31 December 2004
As reported (Dutch GAAP)	0	135	891	775
Share based payments	(1)	(3)	-	-
Business combinations	40	155	40	155
Taxation	6	25	(215)	(196)
Employee benefits	-	(1)	12	11
Exchange rate differences	-	-	(6)	1
Restated (IFRS)	45	311	722	746
Minority interests (equity)			2	6
Group equity			724	752
Change in accounting policy for financial instruments[6]				18
Opening balance sheet per 1 January 2005				770

Share based payments

The costs of the stock options that were granted in 2003 have been charged to the profit and loss account in 2003 and 2004 on a pro rata basis.

Business combinations and intangibles

Under IFRS, goodwill is not amortized, but only subject to an impairment review, both annually and when there are indications that the carrying value of the goodwill might not be recoverable.

[6] The change in accounting policy relates to the adoption of the standards on financial instruments, net of deferred taxation.

Wolters Kluwer

Taxation
A deferred tax liability has been recognized on the publishing rights. This deferred tax liability is credited to income, as the amortization expense of the publishing rights is incurred. For the publishing rights that were carried in the balance sheet per 1 January 2004, the deferred tax liability has been charged to equity per 1 January 2004.

Employee benefits
All actuarial gains and losses of defined benefit post retirement plans per 1 January 2004 have been recognized and any amortization of such gain in 2004 has been reversed in the profit and loss account.

Financial instruments[7]
The main effects of the adoption of IAS 32 and 39 on the financial results of Wolters Kluwer are as follows:

- The convertible bond has been recognized as a compound financial instrument in the financial statements as from 1 January 2005.
- All derivatives have been recognized at fair value in the balance sheet as from 1 January 2005. Unless hedge accounting is applied, changes in the fair value impact the financial results in the profit and loss account and therefore net income.
- Positive and negative bank balances of a legal entity with a bank are no longer offset, even though these balances are part of a notional cash pool, unless there is a legally enforceable right to set off the recognized amounts and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This leads to an increase of the cash balance and the Bank overdraft for the same amount.

The adoption of these standards has had a positive effect on equity per 1 January 2005 of €18 million, €26 million pre-tax less deferred taxes of €8 million. The adoption of these standards has increased financing costs in the first quarter of 2005 by approximately €(6) million, resulting in a reduction of net income of €(4) million. The increase of the cash balance and bank overdraft is €152 million per 31 March 2005.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school-year and are thus tilted towards the second and third quarter. Revenues of our tax and regulatory businesses are strongest in the fourth quarter and first quarter, in line with statutory (tax) filing requirements. The Cash flow is typically strongest in the fourth quarter as calendar year subscription renewals are received.

Acquisitions

Acquisitions

Total acquisition spending in the first quarter of 2005 was €39 million, including payments for acquisitions made in the previous years. This includes €1 million for costs that are directly attributable to the acquisitions, such as legal fees, broker's costs, and audit fees.

In the first quarter of 2005, the following acquisition was completed:

PCi Corporation (Boston, MA, USA)
On 31 January 2005, Wolters Kluwer acquired 100% of the share capital of PCi Corporation. PCi is a provider of lending compliance management solutions and will become a part of the CFS division. PCi has annual revenues of US$ 21 million and has 120 employees.

Wolters Kluwer is in the process of finalizing the opening balance sheet of the company.

[7] The comparative financial information for 2004 has not been restated for the impact of the standards on financial instruments.

Wolters Kluwer

Issuances, repurchases and repayment of debt and equity instruments and dividends

In the first quarter of 2005, no issuances, repurchases of debt or equity instruments occurred. No dividends were paid.

Under the Long-Term Incentive Plan, 1,495,000 shares were conditionally granted to senior management, including the Executive Board.

Post balance sheet events

Acquisition

On 22 April 2005, Wolters Kluwer acquired 100% of the share capital of Nolis S.A. Nolis is a French online software provider for the transport and logistics industry and will become a part of LTR Europe division. Nolis has annual revenues of €7 million and has 30 employees.

Reorganization

On 19 April 2005, Wolters Kluwer UK announced a reorganization, focused on business simplification. It is anticipated that between 240 and 290 full time positions will be made redundant as part of the reorganization.

Wolters Kluwer

Other information

Reconciliation of benchmark figures

Reconciliation between operating income, EBITA, and ordinary EBITA

(All amounts are in millions of euros unless otherwise indicated)

	First quarter 2005	2004
Operating income	83	87
Amortization of intangible fixed assets	16	15
EBITA	99	102
Exceptional restructuring expense	3	2
Ordinary EBITA	102	104

	First quarter 2005	2004
Net income (A)	40	45
Amortization of intangible fixed assets	16	15
Tax on amortization	(6)	(6)
Exceptional other income / results from divestments (after taxation)	-	(1)
Exceptional restructuring expense (after taxation)	2	2
Ordinary net income (B)	52	55

Wolters Kluwer

Reconciliation between cash flow from operating activities and free cash flow	First quarter	
	2005	2004
In millions of euros		
Cash flow from operating activities	27	135
Capital investment on fixed assets	(16)	(10)
Free cash flow (C)	11	125

Earnings per share (EPS) calculations	First quarter	
	2005	2004
In euros unless otherwise indicated		
Weighted average number of shares (D)	297.7	292.1
Diluted weighted average number of shares (E)	310.5	305.3
Correction to income of the convertible bond (net of taxes) on assumed conversion (F)	5	3
Ordinary EPS (B/D)	0.17	0.19
Diluted ordinary EPS (minimum of ordinary EPS and (B+F)/E)	0.17	0.19
EPS (A/D)	0.13	0.15
Diluted EPS (minimum of EPS and ((A+F)/E))	0.13	0.15
Free cash flow per share (C/D)	0.04	0.43
Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.04	0.42

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

	First quarter	
	2005	2004
Cash flow from operations	70	171
Capital investment on fixed assets	(16)	(10)
Ordinary EBITA	102	104
CAR (Cash flow from operations minus capital investment in fixed assets divided by ordinary EBITA)	0.53	1.55

Wolters Kluwer

Health

First Quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	132	137	2	0	(7)	(5)
Ordinary EBITA	EUR	13	13	1	0	(1)	0
Revenues	USD	173	171	2	0	0	2
Ordinary EBITA	USD	18	16	2	0	0	2
Ordinary EBITA margin		10%	9%				

Corporate & Financial Services (CFS)

First Quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	113	108	4	7	(6)	5
Ordinary EBITA	EUR	25	24	0	2	(1)	1
Revenues	USD	149	135	6	8	0	14
Ordinary EBITA	USD	33	30	0	3	0	3
Ordinary EBITA margin		22%	22%				

Tax, Accounting & Legal (TAL)

First Quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	163	165	7	(2)	(7)	(2)
Ordinary EBITA	EUR	47	51	(1)	0	(3)	(4)
Revenues	USD	215	207	9	(2)	1	8
Ordinary EBITA	USD	62	64	(2)	0	0	(2)
Ordinary EBITA margin		29%	31%				

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

First Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	300	315	1	(17)	1	(15)
Ordinary EBITA	EUR	37	37	(2)	2	0	0
Ordinary EBITA margin		12%	12%				

Education

First Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	38	40	(2)	1	(1)	(2)
Ordinary EBITA	EUR	(10)	(10)	0	0	0	0
Ordinary EBITA margin		(26%)	(25%)				